UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: December 16, 2015

(Date of earliest event reported)

(Exact name of registrant as specified in its charter)

Delaware	001-35049	84-0592823
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

(Address of principal executive offices) (Zip Code)

(281) 298-4246

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 16, 2015, Earthstone Energy, Inc. (“Earthstone”) entered into an Arrangement Agreement (the “Agreement”), among Lynden Energy Corp., a corporation existing under the laws of British Columbia (“Lynden”), Earthstone and 1058286 B.C. Ltd., a company organized under the laws of British Columbia, Canada and wholly-owned subsidiary of Earthstone (“Merger Sub”), pursuant to which Earthstone will acquire all of the outstanding shares of common stock of Lynden (the “Lynden Shares”) and Merger Sub and Lynden will amalgamate to form one corporate entity with Lynden surviving the amalgamation as part of a plan of arrangement (the “Transaction”).   Under the Agreement, the terms of which were unanimously approved by the Boards of Directors of Earthstone, Lynden and Merger Sub, Earthstone will issue approximately 3.7 million shares of its common stock, $0.001 par value per share (“Earthstone Common Stock”), to Lynden stockholders.

Under the Agreement, Lynden stockholders will receive 0.02842 of a share of Earthstone Common Stock in exchange for each share of Lynden common stock held, representing consideration to each Lynden stockholder of $0.52 per share based on the closing price of Earthstone Common Stock on December 16, 2015.  Following the Transaction, stockholders of Earthstone and Lynden are expected to own approximately 79% and 21%, respectively, of the combined company on a fully diluted basis.

The parties have made representations, warranties and covenants in the Agreement, including (i) that the parties will, subject to certain exceptions, conduct their respective businesses in the ordinary course and will not engage in certain activities between the execution of the Agreement and the consummation of the Transaction; and (ii) the agreement of Lynden, subject to certain exceptions, not to solicit alternative transactions or provide information in connection with alternative transactions. Completion of the Transaction is conditioned upon: (1) the approval by the stockholders of Lynden of the Agreement; (2) a final order from the court in British Columbia (the “Applicable Court”) to approve the Agreement and the fairness of the terms and conditions of the Transaction; (3) applicable regulatory approvals, including listing authorization for the Earthstone Common Stock issued pursuant to the Agreement on the NYSE MKT; (4) the absence of legal impediments prohibiting the transactions; and (5) other customary closing conditions.

The Agreement contains certain termination rights for both Earthstone and Lynden, including, among others, if the Transaction is not completed by September 30, 2016 or if the number of Lynden Shares exercising Dissent Rights (as defined in the Agreement) exceeds 5% of the outstanding Lynden Shares. In the event of a termination of the Agreement under certain circumstances, Lynden may be required to pay to Earthstone a termination fee of $250,000, plus reasonable out-of-pocket expenses, not to exceed $500,000, or Earthstone may be required to pay to Lynden a termination fee of the same amount. In the event the Agreement is terminated by Earthstone under certain circumstances, Lynden may be required to pay to Earthstone a topping fee of $2.25 million, plus reasonable out-of-pocket expenses, not to exceed $500,000.

Concurrently with the execution of the Agreement, Oak Valley Resources, LLC (“Oak Valley”) in its capacity as a majority stockholder of Earthstone, executed a written consent with respect to its shares of Earthstone Common Stock, which constitute approximately 66% of the total outstanding shares of Earthstone Common Stock approving the Transaction and issuance of shares of Earthstone Common Stock pursuant to the Agreement.

The representations and warranties that the parties have made to each other in the Agreement are as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties to the Agreement, the Agreement is not intended to be a source of factual, business or operational information about any of the parties. The representations and warranties in the Agreement were made only for purposes of the Agreement, are solely for the benefit of the parties, and may be subject to limitations agreed between the parties, including being qualified by disclosures among the parties. The representations and warranties in the Agreement may have been made to allocate risks among the parties, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters to the Agreement that the parties exchanged in connection with the signing of the Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Earthstone’s or Lynden’s public disclosures.

The Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The description of the Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the provisions of the Agreement. The Agreement is filed herewith to provide information regarding its terms and is not intended to provide any other factual information about Earthstone or Lynden.

Also with the execution of the Agreement, officers and directors of Lynden and affiliates of JVL Advisors, LLC, all in their capacities as stockholders of Lynden, entered into voting support agreements (the “Voting Support Agreement”) with Earthstone with respect to their shares of Lynden common stock, which constitute approximately 2.7% and 18%, respectively, of the total outstanding shares of Lynden common stock.

The form of Voting Support Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The description of the Voting Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the provisions of the Voting Support Agreement.

Additional Information and Where to Find It.

In connection with the Transaction, Earthstone and Lynden intend to file with the Securities and Exchange Commission (the “SEC”) a joint information statement/circular and other relevant documents to be mailed by Lynden and Earthstone to their respective security holders in connection with the proposed Transaction. The joint information statement/circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EARTHSTONE, LYNDEN AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Earthstone’s website at www.earthstoneenergy.com, or from Lynden’s website at www.lyndenenergy.com. Investors and security holders may also read and copy any reports, statements and other information filed by Earthstone or Lynden, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Earthstone can be obtained free of charge from Earthstone’s website at www.earthstoneenergy.com or by contacting Earthstone by mail at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX, 77380, or by telephone at (281) 298-4246.  The documents filed with the SEC by Lynden can be obtained free of charge from Lynden’s website at www.lyndenenergy.com or by contacting Lynden by mail at Suite 1200, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 or by telephone at (604) 629-2991.

Participations in the Solicitation.

Earthstone, Lynden and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction.  Information regarding Earthstone’s directors and executive officers is available in its proxy statement filed with the SEC by Earthstone on September 21, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Lynden’s directors and executive officers is available in its management proxy circular filed by Lynden with the SEC on October 21, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 1.01 is incorporated into this Item 3.02 in its entirety.

Earthstone securities issued in connection with the Transaction are expected to be issued in reliance upon an exemption from registration under federal securities laws provided by Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), for the issuance and exchange of securities approved after a public hearing on the fairness of the terms and conditions of the exchange by a court of competent jurisdiction at which all persons to whom the securities will be issued have the right to appear. The Transaction will be subject to approval by the Applicable Court. Earthstone anticipates that, if the Transaction becomes effective under the terms and conditions set forth in the Agreement (including receipt of the final order from the Applicable Court) the Earthstone Common Stock to be issued pursuant to the Agreement will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof.

Item 7.01 Regulation FD Disclosure.

On December 17, 2015, Earthstone and Lynden issued a joint press release announcing that they had entered into the Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated into this Item 7.01 by reference.

On December 17, 2015, Earthstone and Lynden provided supplemental information regarding the Transaction contemplated by the Agreement in connection with a joint presentation with analysts and investors. A copy of the presentation is furnished as Exhibit 99.2 hereto and is incorporated into this Item 7.01 by reference.

On December 17, 2015, Earthstone and Lynden issued a joint press release announcing that they will host a joint conference call to discuss the Transaction. A copy of the press release is furnished as Exhibit 99.3 hereto and is incorporated into this Item 7.01 by reference.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under such section, and they shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, Earthstone makes no admission as to the materiality of any information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, that is required to be disclosed solely by Regulation FD.

Forward-Looking Statements.

This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about the expected benefits of the proposed Transaction to Earthstone and Lynden and their stockholders, the anticipated completion of the proposed Transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations. Forward-looking statements are based on current expectations and assumptions and analyses made by Earthstone, Lynden and their management in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform to expectations is subject to a number of material risks and uncertainties, including but not limited to: the ability to obtain stockholder, court and regulatory approvals of the proposed Transaction; the ability to complete the proposed Transaction on anticipated terms and timetable; Earthstone’s and Lynden’s ability to integrate successfully after the Transaction and achieve anticipated benefits from it; the possibility that various closing conditions for the Transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Earthstone or Lynden; declines in oil, natural gas liquids or natural gas prices; the level of success in exploration, development and production activities; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Earthstone’s credit agreement; Earthstone’s ability to generate sufficient cash flows from operations to meet the internally funded portion of its capital expenditures budget; Earthstone’s ability to obtain external capital to finance exploration and development operations and acquisitions; the impacts of hedging on results of operations; Earthstone’s ability to replace oil and natural gas reserves; and any loss of senior management or technical personnel. Earthstone’s annual report on Form 10-K for the year ended December 31, 2014, quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect Earthstone’s business, results of operations, and financial condition. Lynden’s annual report on Form 10-K for the year ended June 30, 2015, quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect Lynden’s business, results of operations, and financial condition. Earthstone and Lynden undertake no obligation to revise or update publicly any forward-looking statements except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are included as part of this Current Report on Form 8-K:

Exhibit No.	Description

2.1	Arrangement Agreement, dated December 16, 2015, among Earthstone Energy, Inc., 1058286 B.C. Ltd. and Lynden Energy Corp.
10.1	Form of Voting Support Agreement.
99.1	Press Release dated December 17, 2015.
99.2	Slideshow Presentation dated December 2015.
99.3	Press Release dated December 17, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHSTONE ENERGY, INC.

Date: December 17, 2015	By:	/s/ G. Bret Wonson
G. Bret Wonson
Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Arrangement Agreement, dated December 16, 2015, among Earthstone Energy, Inc., 1058286 B.C. Ltd. and Lynden Energy Corp.
10.1	Form of Voting Support Agreement.
99.1	Press Release dated December 17, 2015.
99.2	Slideshow Presentation dated December 2015.
99.3	Press Release dated December 17, 2015.